Filed by Simmons First National Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Landmark Community Bank / Triumph Bancshares, Inc.

Commission File Number: 000-06253

Transcript of Simmons First National Corporation’s June 7, 2021, Conference Call with Analysts and Investors

Operator

Good day, and thank you for standing by. Welcome to Simmons First National Corporation Investor Conference Call. At this time, all participants are in a listen-only mode. After the speaker’s presentation, there will be a question and answer session. To participate in that session of the call, you will need to press star one on your telephone. Please be advised that today's conference is being recorded. Now it's my pleasure to hand the conference over to your speaker today, Mr. Ed Bilek. Please go ahead.

Bilek

Thanks, Carmen. Good morning, and thank you for joining Simmons First National Corporation's Conference Call. This morning, we will review Simmons’ announcement concerning its entrance into definitive agreements to acquire Landmark Community Bank and Triumph Bancshares, Inc., two Tennessee-based financial institutions. My name is Ed Bilek, and I serve as Investor Relations Officer at Simmons. Joining me today are George Makris, Chairman and Chief Executive Officer; Bob Fehlman, President and Chief Operating Officer; Jay Brogdon, Chief Financial Officer; Steve Massanelli, Chief Administrative Officer; Jena Compton, Chief People and Corporate Strategy Officer; David Garner, Chief Accounting Officer; and Matt Reddin, Chief Banking Officer of Simmons Bank.

We have invited certain institutional investors and analysts from the equity firms that provide research on our company to participate in the call. All other guests are in a listen-only mode. A recording of today's call will be posted on our website, simmonsbank.com, under the Investor Relations tab for at least 60 days. We have also posted supplemental materials on our website, also under the Investor Relations tab.

During today's call, we will make forward-looking statements about our future plans, goals, expectations, estimates, projections and outlook. I remind you that actual results could differ materially from those projected in or implied by the forward-looking statements due to a variety of factors. Additional information concerning some of these factors is contained in our SEC filings, including, without limitation, the description of certain risk factors contained in our Form 10-K for the year ended December 31, 2020, and the forward-looking statements section of our press release announcing the Landmark Community Bank and Triumph Bancshares, Inc. acquisitions that the company issued this morning. The company assumes no obligation to update or revise any forward-looking statements or other information.

I'd now like to turn the call over to George Makris.

Makris

Thanks, Ed, and good morning, and thanks for joining us. We're really excited about the announcement this morning to acquire Landmark Community Bank and Triumph Bank, both headquartered in the Memphis area with locations in Nashville. Once completed later this year, Simmons will be the ninth largest bank in Tennessee, the sixth largest bank in Memphis and the 15th largest bank in Nashville. I'd like to acknowledge Jake Farrell, the CEO of Landmark; and Will Chase, CEO of Triumph, for their leadership in building two excellent organizations. Simmons is extremely proud to be partnering with them. These transactions meet our financial standards that we've talked about many times. It's accretive to both EPS and tangible book value. Our capital ratios at the conclusion of these acquisitions will be in great shape. And internal rate of return exceeds our corporate objective. Both banks have strong core deposit bases and excellent asset quality. The opportunity to expand our physical presence in both markets is outstanding. While we expect to consolidate branches based on close proximity, we do expect to expand our branch presence in both Memphis and in Nashville, especially in low moderate-income areas.

I would encourage you to review the materials we posted on our website, www.simmonsbank.com, under the Investor Relations tab. There's much information regarding both of the banks and the forward-looking company outlook. We're looking forward to working with our teammates at Landmark and Triumph over the next few weeks to complete the integration process and hit the ground running. With that, I'll turn it back to the operator for questions from our analysts and institutional investors.

Operator

Thank you, and as a reminder, to ask a question, simply press star one on your telephone. To withdraw the question, press the pound or hash key. Our first question comes from David Feaster with Raymond James. Your question, please.

Feaster

Hi, good morning, everybody. Congrats on the deals.

Simmons Executives

Good morning. Thank you.

Feaster

I just wanted to start maybe getting your thoughts on Tennessee more broadly. Obviously, the market has done really well through the pandemic. I'm just curious what you're seeing in the Memphis and Nashville markets? How hiring is trending, and your thoughts there? And just maybe opportunity to either move upstream a bit given your increased scale at Simmons and just even some industry verticals, you might be interested in deepening in like health care, tech, which are growing and big in Tennessee. Just curious your thoughts there.

Reddin

Hey, David, this is Matt. Great question. I'm glad you started with that one. You know, the first thing I would say about these two deals is size and scale matters. And we believe with the market disruption within Tennessee, specifically, these two acquisitions that gives us, for sure, size of scale and Memphis and continued growth in Nashville, we can recruit. We're recruiting now. I would say, going upmarket. And you're right, there are some specialties. Even with these two acquisitions, they're big in the medical professional and sports entertainment areas that we look forward to working in conjunction with our acquisition partners and seeing how we can leverage it further with our balance sheet. So you're exactly right. I think we'll continue to scale specialties in Tennessee, especially in Memphis and Nashville.

Feaster

Okay. That's helpful. You touched on this. Obviously, there's some branch overlaps, there's going to be some branch closures, but you talked about some new opportunities to expand. Where do you see opportunity to deepen your footprint? You guys are opening a new corporate office in downtown Nashville. It looks like there's a new branch opening in Downtown Memphis. Just curious on the new offices, and any other submarkets or geographies that you're interested in deepening your footprint in these MSAs?

Makris

Well, David, when you take a look at the map in Memphis, there are obviously some plenty of void areas that we're going to fill in. We are evaluating now the branch network of all three institutions to determine which branch locations, quite honestly, are large enough to accommodate the staff that we want in those areas. We're also expecting to put in new corporate headquarters in Memphis very similarly to what we've done in Nashville. Memphis has some really underserved areas. And one of the things that we do really well at Simmons is our commitment to CRA so I would expect that we would have at least a couple of new branch locations in the Memphis area, specifically in low to moderate-income areas. We believe that our expertise in industrial warehouse and distribution financing will go a long way in helping us establish larger relationships in the Memphis area. You're probably very familiar with Memphis's key location from a distribution standpoint. And Nashville is certainly one of those communities that’s benefiting greatly from out migration on the West and East Coasts. So we just couldn't be more excited about the opportunities that we have here. We would expect to expand our branch presence in both markets. That's going to be needed for us to reach our goals in both Nashville and Memphis.

Feaster

Okay. That's great. And then just looking at the funding base, it looks like there could be some opportunity to improve the funding mix and the funding costs at both institutions and opportunities to deploy some of the excess liquidity. Just curious how much of that's included in your accretion forecasts? Where you see opportunity? And then just maybe some thoughts on pro forma asset sensitivity, and how you're looking to manage that?

Fehlman

Hey, David, this is Bob. I would tell you it is not included in our numbers right now. You're right, their funding cost is more. Both banks had a higher loan-to-deposit ratio. So cost of funds was a little more for them. Given our loan-to-deposit ratio, we believe there's some good opportunity. But on the other side, we believe that's a revenue synergy, and we don't model that into our projections. So being a little more conservative on that. But again, we think there's some opportunities there.

Feaster

OK. Thanks, everybody.

Simmons Executives

Thanks, David.

Operator

Thank you. Our next question comes from Will Jones with KBW. Your question, please.

Jones

Hey, great. Good morning, guys.

Simmons Executives

Good morning, Will.

Jones

It's really nice to see the deal come through this morning. I know we touched on it a bit already. But Tennessee, just having such attractive markets, especially in Southeast. Just maybe more high level, how do you feel like this acquisition will impact the forward growth prospects of Simmons? Do you think moving into next year and maybe even to 2023 that you could, might see high single-digit growth as opposed to mid-single digit. How do you feel like this will ultimately impact the forward growth prospects of Simmons?

Makris

Well, I would say that if we don't achieve high single-digit growth in these two markets, particularly after we convert, I think we'd be disappointed. I think that's one of the reasons that we're so excited about this. We're bringing a larger balance sheet to two really good organizations that have a solid customer base to begin with. They have a good reputation in the marketplace, and we think we can enhance that with more capacity. So I would say, in these two markets, yes, our expectations are probably higher than we have for the company overall. I'll remind you that 50% of our assets are in rural America, and the growth prospects in those communities aren't quite as significant as some of our metro markets. But we hope to be back to mid-single-digit growth in the second half of this year and then accelerate that into 2022.

Matt, you may have some other thoughts here.

Reddin

George, you said that very well. I think well, we're going to get -- we're going to really be able to get our new associates a lot more capacity. But at the same time, I will say, again, I do believe there is significant disruption in Memphis and in Nashville today that, with our size and scale, we can even improve further more to our team to even build it out. I think we're thinking pretty big here.

Jones

Got it. No, that makes total sense. I know one of the things that has been impacting Simmons as of late is just loan shrinkage and particularly some strategic runoff, just maybe from some of the prior acquisitions the company has made. Do you see any strategic runoff that may need to take place with any of these banks, particularly on the Landmark side? I know they have a pretty heavy residential portfolio. Just maybe any commentary around any strategic runoff or, if any, that would be great?

Reddin

Well, great question. This is Matt again. No, we don't see any strategic runoff. You know, I would say what’s important to note, we've always been in the home lending business. Landmark specifically is in the home lending new business. We continue to be in that. So that matches up very well with what we do. And then if you look at what Triumph is doing, very much a commercial bank, and we're doing the same thing there. So there's nothing in that portfolio that makes us think that's not anything we're doing today, and we have concern.

Makris

Will, this is George. I want to talk about the residential lending again. You saw in 2020, our mortgage company was a shining star. And a lot of that has to do with the strategic plan that we put in place a couple of years ago. This really helps accelerate that strategic plan in Tennessee. And it gives us that home lending presence that may have taken us another year to develop. So really accelerates what we intended to do anyway in that market.

Jones

Got it. And that makes total sense. I think that's just about everything for me. Congrats on this deal, really nice deal to see. Great deposits, great markets. I’ll hop back in the queue.

Simmons Executives

Thanks.

Operator

Thank you, and as a reminder, to ask a question, simply press star one on your telephone. To withdraw the question, press the pound or hash key. Our next question is from Matt Olney with Stephens. Your question, please.

Olney

Hey, good morning. Thanks. I just want to circle back on a few topics we already hit on. The cost save estimate of 40% you mentioned the branch overlap that could result in some consolidation, but you also mentioned some branch expansion. Does that 40% include the branch expansion as well? Or is that a separate event?

Fehlman

Yes. Matt, this is Bob. Yes, that's just a general number right now, but we believe that covers the expansion into other markets within Memphis and/or Nashville when the time is appropriate.

Olney

Got it. Okay. Thanks, Bob. And then you guys disclosed the first quarter net income for both Landmark and Triumph. And within Triumph, it looks like the fee income is a material part of that earnings stream has been somewhat volatile. How much of those fees at Triumph is related to mortgage? Just trying to appreciate how sustainable that $2.1 million in the first quarter of net income will be over the next few years? Thanks.

Brogdon

Hey, Matt, this is Jay. On the mortgage piece, it is a, you know, reasonable size piece of their fee income in the first quarter. But I would point out maybe that you're, not as visible to you, they had a negative mark-to-market on their hedging in the first quarter as well. So, you know, that number, we think that you're seeing in the first quarter is a really good run rate when you think of it on a core basis.

Olney

Okay, thank you. And then, I guess, lastly for me, Simmons has had a nice Tennessee footprint now for a few years. What else can you tell us about the leadership in the Tennessee market once these deals are closed?

Reddin

Hey, Matt, this is Matt. I would say we have two really good leaders, one established leader there in Memphis, Brandon Cooper, who does a really good job. He's really grown a nice book of business relationship driven, but with not a lot of infrastructure. So we're very excited to be able to give him a lot of infrastructure with also the support of two great CEOs in Jake and Will. And now as you move to Nashville, it really works well for us in this acquisition is both Triumph and Landmark branched into Nashville. So we have a really good rate leader that we've just brought on Paul Craig, from First Bank, doing a great job, established now, looking forward to working with those de novo teams from Triumph and Landmark. So we feel really good in those metro markets from a leadership position that we're really well positioned to integrate well with new associates from the acquisitions, plus they'll be in a position to recruit being established with us.

Olney

Okay, thanks, Matt. And if I could sneak just one more in the revenue synergies. It was mentioned that they're identified, but not included in the projections. Can you tease out a few items? I think, Bob, you mentioned the opportunities to reprice some higher cost deposits down that's not included in the projections. Anything else more notable that's identified, but not in the financial projections right now?

Fehlman

Well, I think first off, you've got net interest income, like we talked about. You also have just fee structure from our bank to -- both of their banks that we believe are some opportunities there, in addition to new business lines that they don't have that we do in our trust business, investments, credit card. Each of those areas, we think there's a lot of opportunities in there and some great customer bases, too, especially on the wealth side, to be able to match up together.

Olney

Ok, that’s all from me. Congrats, guys.

Simmons Executives

Thanks, Matt.

Operator

Thank you. Our next question is from Gary Tenner with D.A. Davidson. Your question, please.

Tenner

Thanks, good morning. You all talked a little bit about the single-family business and the size of it at Landmark in terms of the overall loan portfolio. It sounds like, obviously, you're very comfortable with that business. But just in terms of developing the commercial side of the business in Memphis, a little more specifically, if you talk about your kind of targets there in terms of maybe if you were to fine-tune that particular franchise as a mixture over time, what you think it looks like for that remains [indiscernible]?

Reddin

Gary, it's Matt. You broke up a little bit about -- I think I believe the question is really how do we expand the commercial business there in Memphis specifically. And that's what's really nice about all three deals, us being legacy and the two deals come together. You're right. Landmark really has a good core community bank franchise, a lot of 1-4. But if you look over at what Triumph is doing, they're very much in the commercial space. They have a -- they're more business unit-driven, meaning they have a real nice commercial middle market business and they have private clients. So if you combine that, plus with what we already have, if -- our bank there is very much a commercial [indiscernible] with heavy interest on commercial going forward.

Tenner

Great. Thank you. And then just in terms of other activity, obviously, you all have gone through a period of time where you've kind of stacked deals one on another. Now there's just two deals, but size-wise combined, not terribly large in the scheme of things. So, you know, overall thoughts on how this might impact Simmons’ activity maybe in other markets if opportunities arise over the near term?

Makris

Gary, this is George. Others may want to pipe in, in just a minute. But I will tell you that the integration of these two acquisitions has been a real discussion item here. And we are actually going to close and convert both banks over the same weekend in the fourth quarter, assuming that all the applications go through, we get shareholder approval, all conditions of closing are met. Landmark is actually a Jack Henry bank. So we believe that that integration will present no significant issues. Triumph is not, but we have great experience with their core provider as well. We have in-market support in both Nashville and Memphis. So we believe the conversion for us is going to go relatively smoothly. I was told early on in my tenure here that I can never use the words easy and conversion in the same sentence. So I will abide by those instructions. But I will say this, we are very confident in our ability to integrate these acquisitions. And that integration should not prevent us from continuing down the path of M&A, assuming we find the right partners.

So, you know, our limitation really is our ability to schedule, manage conversions, not necessarily any other aspect.

Tenner

Great, George. Thank you.

Makris

You bet.

Operator

Thank you. And this concludes our Q&A session. I will pass it back to George Makris for his final remarks.

Makris

Well, thank you very much, and thanks for joining us today. I know that we have some future associates from Landmark and Triumph who are on the call. I'd like to welcome them to the Simmons team. We really look forward to working with both of these great banks and really do some nice things in Memphis and Nashville. Thanks again for joining us today, and have a great day.

Operator

Thank you. And this concludes today's conference call. Thank you for your participation, and you may now disconnect.

Forward-Looking Statements

Certain statements in this communication may not be based on historical facts and should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “will,” “would,” “could,” or “intend,” future or conditional verb tenses, variations or negatives of such terms. These forward-looking statements include, without limitation, statements relating to the impact Simmons First National Corporation (the “Company”) expects the proposed transactions (“Proposed Transactions”) with Landmark Community Bank (“Landmark”) and Triumph Bancshares, Inc. (“Triumph”) to have on the combined entities’ operations, financial condition, and financial results (including, among other things, pro forma information), and the Company’s expectations about its ability to successfully integrate the combined businesses and the amount of merger related costs, as well as cost savings and other benefits, the Company expects to realize as a result of the Proposed Transactions. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this communication, which involve risks and uncertainties, as actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions to the Proposed Transactions, including approval by Landmark’s and Triumph’s respective shareholders on the expected terms and schedule, delay in closing the Proposed Transactions, difficulties and delays in integrating the Landmark and/or Triumph business or fully realizing cost savings and other benefits of the Proposed Transactions, business disruption following the Proposed Transactions, changes in interest rates and capital markets, inflation, customer acceptance of the Company’s products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in the Company’s press releases and filings with the U.S. Securities and Exchange Commission (the “SEC”). All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this communication, and the Company, Landmark, and Triumph undertake no obligation, and specifically decline any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transactions. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transactions, the Company will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include proxy statements of each of Landmark and Triumph and a prospectus of the Company (the “Joint Proxy Statement/Prospectus”), and the Company may file with the SEC other relevant documents concerning the Proposed Transactions. The definitive Joint Proxy Statement/Prospectus will be mailed to shareholders of Landmark and Triumph. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at simmonsbank.com under the heading “Investor Relations.” Copies of the Joint Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Ed Bilek, Director of Investor Relations, Email: ed.bilek@simmonsbank.com or ir@simmonsbank.com, Telephone: (870) 541-1000, to Triumph Bancshares, Inc., 5699 Poplar Avenue, Memphis, TN 38119, Attention: Will Chase, President, Telephone: (901) 333-8800, or to Landmark Community Bank, 1015 West Poplar Avenue, Collierville, TN 38017, Attention: Jake Farrell, Chairman, Telephone: (901) 850-0555.

Participants in the Solicitation

The Company, Landmark, Triumph and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Landmark or Triumph in connection with the Proposed Transactions. Information about the Company’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 15, 2021. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus regarding the Proposed Transactions and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.